FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Mar 11, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Mar 11, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A.

Financial statements
December 31, 2004 and 2003
(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Sadia S.A.

Publicly-held company

Financial statements

December 31, 2004 and 2003

Contents

Independent auditors’ report

Balance sheets

Statements of income

Statements of changes in shareholders’ equity

Statements of changes in financial position

Statements of cash flows

Statements of consolidated added value

Notes to the financial statements

Independent auditors’ report To The Board of Directors and Shareholders Sadia S.A. Concórdia - SC

1.
We have examined the accompanying balance sheet of Sadia S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2004 and the related statements of income, changes in shareholders’ equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.
Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Sadia S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, and the results of its operations, changes in its shareholders’ equity and changes in its financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4.
Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and added value are supplementary to the aforementioned financial statements, and have been included to facilitate additional analysis. This supplementary information was subject to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5.
The financial statements for the year ended December 31, 2004 were examined by other independent auditors, who expressed a qualified opinion report dated February 3, 2004, with respect to the effect on the income statement for the year, arising from the reversal of the actuarial assets represented by the surplus computed in 2001 of the Fundação Atílio Xavier Fontana pension plan, which, due to the lack of prospects for realization in the sponsor, were reversed against retained earnings.

January 28, 2005 KPMG Auditores Independentes CRC SP014428/O-6-S-SC Adelino Dias Pinho Accountant CRC SP097869/O-6-S-SC

Sadia S.A. Publicly-held Company Balance sheets December 31, 2004 and 2003 (In thousands of Reais)

	Parent company		Consolidated
	2004	2003	2004	2003
Assets
Current assets:
Cash and cash equivalents	84,270	91,130	155.600	230,403
Short-term investments	430,851	958,052	1,968,278	2,072,251
Accounts receivable from future contracts	153,735	13,998	196,061	71,347
Trade accounts receivable	692,857	838,458	349,605	453,936
Inventories	1,133,190	880,896	1,172,736	920,564
Recoverable taxes	151,237	138,106	156,615	140,260
Deferred tax credits	36,180	65,567	38,823	65,567
Other credits	55,582	49,015	67,650	59,381

	2,737,902	3,035,222	4,105,368	4,013,709
Noncurrent assets:
Long-term investments	282,247	154,575	282,247	236,960
Recoverable taxes	87,186	74,143	87,186	74,526
Deferred tax credits	67,042	78,448	67,042	81,039
Judicial deposits	77,098	74,972	77,204	75,078
Related parties	597	27,402	-	-
Other credits	29,119	29,820	29,850	31,665

	543,289	439,360	543,529	499,268
Permanent assets:
Investments	768,134	670,615	19,260	17,232
Property, plant and equipment	1,004,794	886,549	1,008,138	889,331
Deferred charges	49,140	67,045	49,522	68,126

	1,822,068	1,624,209	1,076,920	974,689
	5,103,259	5,098,791	5,725,817	5,487,666
See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Balance sheets December 31, 2004 and 2003 (In thousands of Reais)

	Parent company		Consolidated
Liabilities and shareholders' equity	2004	2003	2004	2003

Current liabilities:
Loans and financing	1,165,044	1,096,522	1,615,544	1,455,078
Accounts payable from future contracts	178,874	-	201,616	8,153
Trade accounts payable	482,339	368,881	487,654	377,849
Advances from customers	138,991	13,001	-	-
Salaries, social charges and accrued vacation payable	87,205	69,641	88,140	70,565
Taxes payable	33,188	53,757	38,058	62,193
Dividends payable	82,797	87,963	82,797	87,963
Employees' profit sharing	50,280	141,485	51,048	142,315
Other accounts payable	88,928	78,355	111,476	93,035

	2,307,646	1,909,605	2,676,333	2,297,151
Noncurrent liabilities:
Loans and financing	836,073	1,501,216	1,101,830	1,502,994
Employee benefit plan	82,576	71,868	82,576	71,868
Provision for contingencies	56,861	63,915	58,984	68,013
Deferred taxes	11,723	9,802	11,723	9,802
Other accounts payable	16,205	47,201	16,363	50,429

	1,003,438	1,694,002	1,271,476	1,703,106

Minority interest in subsidiaries	-	-	160	(13)

Shareholders' equity:
Capital	1,000,000	1,000,000	1,000,000	1,000,000
Profit reserves	767,441	470,450	767,441	470,450
Treasury shares	(198)	(198)	(198)	(198)
Retained earnings	24,932	24,932	10,605	17,170

	1,792,175	1,495,184	1,777,848	1,487,422

	5,103,259	5,098,791	5,725,817	5,487,666
See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of income Years ended December 31, 2004 and 2003 (In thousands of Reais, except for information on earnings per shares)

	Parent company		Consolidated
	2004	2003	2004	2003
Gross operating revenue
Domestic market	3,724,654	3,188,246	3,732,013	3,195,807
Foreign market	3,135,006	2,373,268	3,584,533	2,659,628
	6,859,660	5,561,514	7,316,546	5,855,435
Sales deductions:
Tax on sales and sales deductions	(729,849)	(489,790)	(880,812)	(536,475)
Returns and discounts	(30,504)	(21,691)	(56,512)	(26,836)
Net operating revenue	6,099,307	5,050,033	6,379,222	5,292,124
Cost of goods sold	(4,384,829)	(3,733,235)	(4,462,269)	(3,738,355)
Gross profit	1,714,478	1,316,798	1,916,953	1,553,769
Selling expenses	(1,081,647)	(816,453)	(1,217,162)	(943,660)
Administrative expenses	(54,605)	(47,398)	(55,374)	(47,401)
Management fees	(12,923)	(11,047)	(12,923)	(11,047)
Other operating income (expenses), net	25,757	(29,491)	21,468	(39,986)
Employees' profit sharing	(49,789)	(141,300)	(51,234)	(141,793)
Financial income (expenses), net	(118,605)	(162,687)	(32,657)	148,712
Equity in earnings of subsidiaries	101,192	348,571	(50,678)	(63,678)
Operating income	523,858	456,993	518,393	454,916
Non operating expenses, net	(5,933)	(17,888)	(6,842)	(20,418)
Income before income and social contribution taxes and minority interest	517,925	439,105	511,551	434,498
Current income and social contribution taxes	(29,910)	(37,002)	(32,304)	(40,414)
Deferred income and social contribution taxes	(42,714)	50,388	(40,374)	52,330
Net income for the year	445,301	452,491	438,873	446,414
Minority interest	-	-	137	(349)
Controlling shareholder equity interest	445,301	452,491	438,736	446,763
Earnings per thousand outstanding shares	652,27	662,80	-	-
See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of changes in shareholders’ equity Years ended December 31, 2004 and 2003 (In thousands of Reais)

		Profit reserves
				Research & development reserve
		Legal reserve	Expansion reserve		Treasury shares	Retained earnings
Parent Company	Capital						Total

Balances at December 31, 2002	700,000	32,922	377,243	58,248	(198)	95,473	1,263,688

Capital increase with reserves	300,000	(21,085)	(241,610)	(37,305)	-	-	-

Pension plan	-	-	-	-	-	(70,541)	(70,541)

Net income for the year	-	-	-	-	-	452,491	452,491

Destinations
Reserves	-	22,625	256,787	22,625	-	(302,037)	-

Interest on shareholders' equity	-	-	-	-	-	(150,454)	(150,454)

Balances at December 31, 2003	1,000,000	34,462	392,420	43,568	(198)	24,932	1,495,184

Net income for the year	-	-	-	-	-	445,301	445,301

Destinations:
Reserves	-	22,265	252,461	22,265	-	(296,991)	-

Interest on shareholders' equity	-	-	-	-	-	(148,310)	(148,310)

Balances at December 31, 2004	1,000,000	56,727	644,881	65,833	(198)	24,932	1,792,175
See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of changes in financial position Years ended December 31, 2004 and 2003 (In thousands of Reais)

	Parent Company		Consolidated
	2004	2003	2004	2003
Sources of funds
Operations
Net income for the year	445,301	452,491	438,873	446,414
Items not affecting working capital
Minority interest	-	-	36	(27)
Depreciation, amortization and depletion	130,109	134,990	130,840	137,062
Long term interest and variations	(14,026)	10,599	(153,740)	80,128
Residual cost on disposal of permanent assets	17,257	18,341	15,823	24,348
Provision for contingencies	(7,054)	8,988	(9,029)	10,740
Employee benefit plan	10,708	8,726	10,708	8,726
Equity in earnings of subsidiaries	(103,267)	(350,469)	51,155	64,292
Long term deferred taxes	13,327	(46,854)	15,918	(48,796)
	492,355	236,812	500,584	722,887
From third parties
Increase in noncurrent liabilities	379,822	1,014,227	678,470	1,014,227
Redemption of long-term investments	-	14,924	-	1,574,514
Value obtained in the sale of fixed assets	2,752	5,025	2,857	5,032
Interest on shareholders' equity of subsidiaries	4,029	4,023	-	-
Transfer from long-term to current assets	85,976	38,297	383,588	39,168
Increase in other long-term liabilities	-	19,929	-	21,739
Decrease in other long-term assets	27,506	46,492	1,814	115,344
	500,085	1,142,917	1,066,729	2,770,024
Total sources	992,440	1,379,729	1,567,313	3,492,911
Applications of funds
Long-term assets
Long-term investments	238,077	80,907	399,413	1,007,239
Judicial deposit	2,126	5,928	2,126	6,034
Increase in other long-term assets	13,043	1,065	12,660	-
Decrease in other long-term liabilities	30,996	-	34,065	70,541
Investments	1,088	3,036	2,028	4,720
Property, plant and equipment	217,272	100,919	219,122	102,124
Transfer of current liabilities to property, plant and equipment	3,195	3,016	3,279	2,644
Deferred charges	27,183	7,729	27,322	8,096
Interest on shareholders' equity	148,310	150,454	148,310	150,454
Transfer of noncurrent liabilities to current liabilities	1,006,511	655,605	1,006,511	663,788
Total applications	1,687,801	1,008,659	1,854,836	2,015,640
(Decrease)/increase in working capital	(695,361)	371,070	(287,523)	1,477,271
Changes in working capital
At end of year	430,256	1,125,617	1,429,035	1,716,558
At beginning of year	1,125,617	754,547	1,716,558	239,287
	(695,361)	371,070	(287,523)	1,477,271
See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of cash flows Years ended December 31, 2004 and 2003 (In thousands of Reais)

	Parent company		Consolidated
	2004	2003	2004	2003
Net income for the year	445,301	452,491	438,873	446,414
Adjustments to reconcile net income to cash generated by operating activities:
Variation in minority interest	-	-	36	(27)
Accrued interest, net of paid interest	133,823	(11,677)	154,885	55,065
Depreciation, amortization and depletion	130,109	134,990	130,840	137,062
Equity in earnings of subsidiaries	(103,267)	(350,469)	51,155	64,292
Deferred taxes	42,714	(86,728)	42,662	(88,670)
Contingencies	(7,054)	8,988	(9,029)	10,740
Result from the disposal of permanent assets	17,257	18,341	15,823	24,348
Variation in operating assets and liabilities:
Trade notes receivable	145,601	(286,364)	104,331	(79,228)
Inventories	(252,294)	(21,821)	(252,172)	(43,198)
Recoverable taxes, prepaid expenses and others	(3,362)	(90,898)	(88,969)	21,148)
Judicial deposits	(2,126)	(5,928)	(2,126)	(6,034)
Suppliers	113,458	123,021	109,805	127,449
Advances from customers	125,990	(3,582)	-	-
Taxes payable, salaries payable and others	(127,204)	136,606	(175,839)	171,403
Net cash generated by operating activities	658,946	198,766	520,275	840,764
Investment activities:
Funds from the sale of permanent assets	2,752	5,025	2,857	5,032
Investments in subsidiaries	(1,088)	(3,036)	-	-
Purchase of property, plant and equipment	(244,455)	(108,648)	(246,444)	(110,220)
Short-term investments	(1,276,554)	(1,661,418)	(3,473,202)	(4,011,977)
Redemption of investments	1,385,565	1,612,495	3,212,485	3,495,783
Net cash from investment activities	(133,780)	(155,582)	(504,304)	(620,382)
Loans:
Loans received	1,501,904	1,931,861	2,262 ,204	2,710,949
Loans repaid	(1902,693)	(1,920,413)	(2,221,741)	(2,748,559)
Dividends paid	(131,237)	(95,352)	(131,237)	(95,352)
Net cash from loans	(532,026)	(83,904)	(90,774)	(132,962)
Cash at beginning of the year	91,130	131,850	230,403	142,983
Cash at end of the year	84,270	91,130	155,600	230,403
Net (decrease)/increase in cash	(6,860)	(40,720)	(74,803)	87,420
See the accompanying notes to the financial statements.

Sadia S.A. Publicly-held Company Statements of consolidated added value Years ended December 31, 2004 and 2003 (In thousands of Reais)

	Consolidated
	2004	2003
Revenues	7,513,329	6,038,271
Revenues generated by operations	7,260,034	5,828,599
Sale of products, goods and services	7,260,034	5,828,599
Income from third parties	253,295	209,672
Other operating results	21,468	(39,985)
Financial income	289,343	333,753
Equity pickup in earnings of subsidiaries	(51,155)	(64,292)
Other non operating results	(6,361)	(19,804)
Raw materials acquired from third parties	(3,469,463)	(2,902,888)
Services rendered by third parties	(1,352,569)	(1,053,651)
Added value to be distributed	2,691,297	2,081,732
Distribution of added value:
Human resources	842,458	780,441
Interest on third-party capital	289,345	156,165
Government	988,322	556,619
ICMS	557,124	396,657
PIS/COFINS	323,613	139,728
Income and social contribution taxes	72,678	(11,916)
CPMF and others	34,907	32,150
Shareholders (Dividends)	148,310	150,454
Retention	422,862	438,053
Depreciation/Amortization/Depletion	130,840	137,062
Retained profits	290,562	295,961
Others	1,460	5,030

Sadia S.A. Publicly-held Company Notes to the financial statements Years ended December 31, 2004 and 2003 (In thousands of Reais)

1 Operations

The Company’s main business activities are organized into three operational segments: the industrial processing and distribution of food products and the production of pork and poultry (chickens and turkeys) which are commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes approximately 700 products through 300 thousand sales points in the local market and exports to 100 countries distributed in Europe, Middle East, Eurasia, Asia, the Americas and third markets. The Company has 12 industrial units and 15 distribution centers located within 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, the Madrid Stock Exchange (Latibex) and ADR’s negotiated on the New York Stock Exchange (NYSE).

2 Preparation and presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission - CVM.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

3 Description of significant accounting policies

a.	Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the sale of goods is recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer.

b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the year.

c.	Accounting estimates

The preparation of the financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least monthly.

d.	Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the financial statements.

Other long and short-term investments in local and foreign currency are recorded at cost income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the US dollar, plus interest earned up to the date of the balance sheet.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

e.	Allowance for doubtful accounts

The allowance for doubtful accounts was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

f.	Inventories

Inventories are stated at the lower of average cost of acquisition or production, including expenditure incurred in acquiring the inventories and bringing them to their existing location and condition, on market value.

g.	Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method of accounting, and as presented in Note 10.

The financial statements of foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

• Balance sheet accounts at the exchange rate at the end of the year.
• Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

h.	Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction. Depreciation is calculated using the straight-line method at annual rates taking into consideration the useful economic life of the assets, adjusted for the number of operating shifts, as presented in Note 11. The forest resources depletion is calculated based on the extraction and the average cost of the forest. Interest accrued on financing of projects for construction, modernization and expansion of industrial units is allocated to the costs of the corresponding construction in progress.

i.	Deferred charges

Deferred charges represents pre-operating costs incurred in the implementation of software, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

j.	Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the balance sheet date.

k.	Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

l.	Income and social contribution taxes

The income and social contribution taxes both, current and deferred, are calculated based on the effective income and social contribution tax on taxable income, and consider the offsetting of tax loss carryforward and negative basis of social contribution limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including also tax loss carryforward and negative basis of social contribution.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

m.	Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM’s Deliberation 371/00.

n.	Reclassifications

Certain balances in the December 31, 2003 individual and consolidated financial statements were reclassified to conform with the presentation adopted in the current year.

o.	Supplementary Information

The statements of cash flows and added value are supplementary to the aforementioned financial statements and have been included to facilitate additional analysis.

The statements of cash flows have been prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

The statements of added value have been prepared in accordance with the model of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo, which have the objective of demonstrating the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

p.	Consolidated financial information

The transactions and balances between the Parent and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each year. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

In the case of joint ventures, the assets, liabilities and shareholders’ equity and the result for the year were consolidated in proportion to the percentage of ownership.

In accordance with the CVM 408/04 Instruction, the Company consolidated the financial statements of its investment funds Concórdia Foreign Investment Fund Class A and B and Taurus Fund Limited, where it is the wholly owned investment holder. These investment funds have the sole purpose of centralizing the foreign investment fund portfolio, delegating to third party the administrative functions and maximizing shareholder returns. As of December 31, 2004 and 2003, such these investment funds were consolidated in the Company’s financial statements as they had loans collateralized by its own financial assets.

The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries, including investments in joint ventures. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at
	2004	2003
Sadia International Ltd.	100.00	100.00
Sadia Uruguay S.A.	100.00	100.00
Sadia Alimentos S.A.	0.01	0.01
Sadia Chile S.A.	60.00	60.00
Sadia Alimentos S.A.	99.99	99.99
Sadia Itália S.R.L.	-	99.99
Churrascaria Beijing Brazil Ltd. (*)	50.00	50.00
Concórdia Foods Ltd. (*)	50.00	50.00
Sadia UK Ltd.	100.00	100.00

Concórdia S.A. C.V.M.C.C.	99.99	99.99

Rezende Óleo Ltda.	100.00	100.00
Rezende Marketing e Comunicações Ltda.	0.09	0.09

Rezende Marketing e Comunicações Ltda.	99.91	99.91

Sadia GmbH	100.00	100.00

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Shareholdings in % at
	2004	2003
Wellax Food Logistics C. P. A. S. U. Lda.	100.00	100.00
Sadia Foods G.m.b.H.	100.00	-
Qualy B. V.	100.00	-
Sadia Japan Ltd.	100.00	-
EzFood Serviços S.A. (*)	-	33.33
(*) Joint-Ventures

On December 28, 2004, Laxness Food - Comércio de Produtos Alimentares, Sociedade Unipessoal Lda. had its name changed to Wellax Food Logistics - Comércio de Produtos Alimentares, Sociedade Unipessoal Lda.

On October 13, 2004, Sadia Europe had its name changed to Sadia UK Ltd.

In continuing the strategy of expansion and development into new markets the indirect subsidiaries Sadia Foods GmbH, Qualy B.V. and Sadia Japan Ltd. were incorporated during the year and Sadia Italia S.R.L. discontinued its operations.

Reconciliation of shareholders’ equity and net income between the Company and the consolidated is as follows:

	Net income		Shareholders' equity
	2004	2003	2004	2003
Company's financial statements	445,301	452,491	1,792,175	1,495,184
Elimination of unrealized profits on inventories in intercompany operations, net of taxes	(14,327)	(7,762)	(24,123)	(9,796)
Reversal of the elimination of unrealized result in inventories, net of taxes, resulting from intercompany operations at December 31, 2003 and 2002	7,762	2,034	9,796	2,034
Consolidated financial statements	438,736	446,763	1,777,848	1,487,422

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

4 Long and short-term investments

	Interest% (annual average)	Parent company		Consolidated
		2004	2003	2004	2003
Short-term investments
Local currency:
Investment funds	17.47	224,728	856,749	575,304	890,837
Treasury bills - LFT	17.47	176,555	52,711	176,555	52,711
Bank deposit certificates	17.82	89	38,101	89	38,101
		401,372	947,561	751,948	981,649
Foreign currency:
Investment funds	6.27	-	-	836,055	368,883
Interest-bearing current accounts	1.80	-	-	350,796	697,814
Swap contracts		29,479	1,914	29,479	1,914
		29,479	1,914	1,216,330	1,068,611
		430,851	949,475	1,968,278	2,050,260
Short term portion of long-term investments
Foreign currency:
Global notes - Private	10.00	-	-	-	13,11
National Treasury Securities - CTN	11.00	-	8,577	-	8,577
Brazil C bearer bonds	8.00	-	-	-	304
		-	8,577	-	21,991
Short-term portion		430,851	958,052	1,968,278	2,072,251
Long-term investments
Local currency
Austrian Bonds indexed in Reais	15.72	237,748	-	237,748	-
National Treasury Securities - CTN	12.00	22,479	17,660	22,479	17,660
Treasury bills - LFT	18.15	-	79,481	-	79,481
		260,227	97,141	260,227	97,141
Foreign currency:

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Interest% (annual average)	Parent company		Consolidated
		2004	2003	2004	2003

Swap contracts	-	22,020	57,434	22,020	57,434
Investment funds	17.82	-	-	-	65,987
Brazil C bearer bonds	8.00	-	-	-	16,702
Global notes - Private	10.00	-	-	-	13,110
National Treasury Securities - CTN	11.00	-	8,577	-	8,577

		22,020	66,011	22,020	161,810

Long-term		282,247	163,152	282,247	258,951
Short-term portion of long-term investments		-	(8,577)	-	(21,991)

Long-term portion		282,247	154,575	282,247	236,960

Long-term investments as of December 31, 2004 mature as follows:

	Parent company	Consolidated
Maturity
2006	259,768	259,768
2012	22,479	22,479
	282,247	282,247

The investment fund portfolio in local currency is composed principally of post-fixed Bank Deposit Certificates and investment fund shares.

The investment fund portfolio in foreign currency is composed principally of structured notes and assets indexed in Reais with post-fixed remuneration, issued by highly rated American and European banks, which are linked to equally highly rated titles of Brazilian banks and companies.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

5 Accounts receivable

	Parent company		Consolidated
	2004	2003	2004	2003
Foreign:
Subsidiaries	422,374	540,948	-	-
Customers	76,394	108,835	175,546	267,965

Total	498,768	649,783	175,546	267,965

Domestic customers	201,132	219,136	201,141	219,740
Discounted receivables	-	-	(17,830)	-
Allowance for doubtful accounts	(7,043)	(30,461)	(9,252)	(33,769)

	692,857	838,458	349,605	453,936

As a way of reducing its credit risk and financial indebtedness, the Company maintains a revolving line of credit up to the amount of US$100 million, through assignment of receivables from the Company’s exports. The cost of the operation is an average interest rate of 0,7% p.a. + LIBOR. As a form of significantly reducing credit risk (client and country), credit insurance is contracted covering 90% of the payments to the banks in case of delinquency. In December 2004, the assigned amount of receivables amounted to approximately US$ 100 million.

The Company also assigned receivables to a Credit Rights Investment Fund (FIDC) administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, which has a total paid-in shareholders’ equity of R$195,000, and whose resources are allocated to the acquisition of Sadia S.A. domestic market receivables with a discounted cost equivalent to 95% of the CDI per senior quota. The risk of this operation is assume by the Fund.

For other domestic accounts receivables, the Company has credit insurance, which guarantees a compensation, in case of delinquency, of 85% to customers with pre-approved credit and of 60% to the new customers or with a credit limit below R$ 50.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

6 Inventories

	Parent company		Consolidated
	2004	2003	2004	2003
Finished goods and products for sale	348,125	228,317	386,584	267,888
Livestock and poultry for slaughter and sale	460,045	391,069	460,045	391,069
Raw materials	188,298	128,544	189,158	128,561
Work in process	71,484	75,347	71,484	75,347
Packaging materials	35,206	28,766	35,206	28,766
Stores	18,566	19,838	18,566	19,838
Products in transit	7,564	6,656	7,791	6,727
Advances to suppliers	47	1,413	47	1,422
Imports in transit	3,855	946	3,855	946

	1,133,190	880,896	1,172,736	920,564

7 Recoverable taxes

	Parent company		Consolidated
	2004	2003	2004	2003
ICMS	79,729	52,635	81,791	54,175
COFINS	61,924	-	61,932	-
PIS	12,623	15,670	12,623	15,670
IPI	53,272	102,165	53,626	102,519
Income and social contribution taxes	30,819	39,584	33,753	40,212
Others	56	2,195	76	2,210

	238,423	212,249	243,801	214,786
Short-term portion	151,237	138,106	156,615	140,260
Long-term portion	87,186	74,143	87,186	74,526

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations of a number of the Company’s units and can be offset with taxes of the same nature.

PIS/COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives.

Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

8 Deferred tax asset

a.	Composition of deferred tax asset balances

	Parent company		Consolidated
	2004	2003	2004	2003
Deferred tax asset
Temporary differences
Provision for contingencies	19,333	21,731	20,055	23,124
Benefit plan	28,076	24,435	28,076	24,435
Employees' profit sharing	16,928	47,751	16,928	47,751
Provision for loss on property, plant and equipment	4,648	4,123	4,648	4,123
Summer Plan depreciation	3,698	4,556	3,698	4,556
Allowance for doubtful accounts	7,931	7,884	7,209	6,491
Provision for deferred tax on exchange variation	72	9,860	72	9,860
Others	3,457	2,378	6,100	4,969
Tax loss carryforwards and negative basis of social contribution	19,079	21,297	19,079	21,297
Total	103,222	144,015	105,865	146,606
Short-term portion	36,180	65,567	38,823	65,567
Long-term portion	67,042	78,448	67,042	81,039
Deferred tax liability:
Depreciation on rural activities	11,723	9,802	11,723	9,802
Total deferred tax liability	11,723	9,802	11,723	9,802
Net balance	91,499	134,213	94,142	136,804

b.	Realization of deferred tax asset projection

Management considers that the deferred tax assets aring from the temporary differences will realize when the contingency provisions are settled and the projected obligations related to the pension plan are liquidated.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The deferred taxes assets related to the income tax loss carryforwards and negative basis of social contribution, amounting to R$7,498 in the Parent and R$11,581 in the overseas subsidiary will realize with taxable income for such companies. Management projects that the Parent’s deferred tax asset will realize next year and subsidiary will realize it within the next three years.

9 Related party transactions

Related party transactions relate principally to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	2004	2003
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	410,848	495,978
Sadia International Ltd.	43	42,862
Sadia Alimentos S.A.	688	276
Sadia Uruguay S.A.	656	591
Qualy B.V.	8,411	-
Sadia Chile S.A.	1,728	1,241
	422,374	540,948
Interest on shareholders' equity
Concórdia C.V.M.C.C.	4,028	2,012
	4,028	2,012
Loans
Sadia International Ltd.	(286)	28,036
Rezende Óleo Ltda.	830	(685)
Rezende Marketing e Comunicação Ltda.	53	51
	597	27,402

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	2004	2003

Advances from customers
Wellax Food Logistics C. P. A. S. U. Lda.	(133,565)	-
Sadia International Ltd.	(5,426)	(13,001)

	(138,991)	(13,001)

Sales
Wellax Food Logistics C. P. A. S. U. Lda.	2,056,363	1,342,215
Sadia International Ltd.	75,274	339,173
Sadia Chile S.A.	11,175	9,511
Sadia Alimentos S.A.	9,112	3,158
Sadia Uruguay S.A.	4,984	3,588
Sadia Argentina S.A.	-	1,463

	2,156,908	1,699,108

Net financial result
Sadia International Ltd.	9,000	(1,340)

	9,000	(1,340)

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

10 Investments

					Investment balances
Investments	% Ownership	Shareholders' equity	Net income (loss) for the period	Equity result	2004	2003
Sadia G.m.b.H.	100.00	619,116	178,262	133,599	619,116	485,517
Sadia International Ltd.	100.00	99,459	(34,062)	(41,668)	99,459	141,127
Concórdia S.A. CCVMCC	99.99	46,624	7,520	9,596	46,624	41,055
Rezende Óleo Ltda.	100.00	1,551	1,584	1,584	1,551	-
Rezende Marketing e Com. Ltda.	99.91	(23)	7	7	-	-
EzFood Serviços S.A.	33.33	-	447	149	-	1,532
Total in subsidiaries				103,267	766,750	669,231
Other investments				-	1,384	1,384
Total investments of the Company				103,267	768,134	670,615
Other investments of subsidiaries/affiliates				-	17,877	15,849
Investments eliminated on consolidation				(154,422)	(766,751)	(669,232)
Total consolidated investments				(51,155)	19,260	17,232

					Shareholding result
	Capital increase	Disposal	Dividends/ Interest on shareholders' equity	Provision for losses	Operational	Non-operational
Sadia G.m.b.H.	-	-	-	-	133,599	-
Sadia International Ltd.	-	-	-	-	(41,668)	-
Concórdia S.A. CCVMCC	-	-	(4,028)	-	7,521	2,076
Rezende Óleo Ltda.	-	-	-	(33)	1,584	-
Rezende Marketing e Com. Ltda.	-	-	-	(7)	7	-
EzFood Serviços S.A.	1,088	(2,769)	-	-	149	(1)
Total	1,088	(2,769)	(4,028)	(40)	101,192	2,075

On October 29, 2004 the Company sold its joint shareholding in EZ Food Services S/A, resulting in a loss of R$2,528.

The equity in earnings on the consolidated financials statements is represented by translation losses of R$50,678 and a non-operating losses of R$477.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

11 Property, plant and equipment

		Parent company
	Average annual rate (%)	Cost	Depreciation	Carrying amount
		2004	2004	2004	2003
Buildings	4	652,300	(303,759)	348,541	336,626
Machinery and equipment	15	815,947	(487,885)	328,062	306,179
Installations	10	186,572	(109,180)	77,392	67,799
Vehicles	27	14,239	(9,573)	4,666	4,654
Trademarks and patents	10	1,562	(1,207)	355	733
Lands	-	55,360	-	55,360	55,912
Forestation and reforestation	-	19,768	(7,037)	12,731	10,305
Others	-	208	(111)	97	146
Construction in progress	-	163,011	-	163,011	96,672
Advances to suppliers	-	14,579	-	14,579	7,523
		1,923,546	(918,752)	1,004,794	886,549
		Consolidated
	Average annual rate (%)	Cost	Depreciation	Carrying amount
		2004	2004	2004	2003
Buildings	4	653,424	(304,231)	349,193	337,159
Machinery and equipment	15	818,414	(489,090)	329,324	307,005
Installations	10	186,790	(109,251)	77,539	67,981
Vehicles	27	14,781	(9,677)	5,104	4,966
Trademarks and patents	10	1,616	(1,210)	406	747
Lands	-	55,465	-	55,465	56,017
Forestation and reforestation	-	19,768	(7,037)	12,731	10,305
Others	-	1,525	(739)	786	932
Construction in progress	-	163,011	-	163,011	96,673
Advances to suppliers	-	14,579	-	14,579	7,546
		1,929,373	(921,235)	1,008,138	889,331

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

a.	The construction in progress is mainly represented by projects related to the industrial units expansion and optimization.

b.
In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress in the amount of R$11,206 (R$4,903 at December 31, 2003).

c.
The Company has assets that are not being used in the current operation and consequently are available for sale. These assets are recorded as long term other receivables at their estimated realization value of R$18,080 (R$19,730 at December 31, 2003), less the costs to be incurred in their sale.

12 Deferred charges

		Parent company
		Cost	Amortization	Carrying amount
	Rate (%)	2004	2004	2004	2003
Software implementation	25	117,888	(71,198)	46,690	64,481
Product development	20	7,697	(5,347)	2,350	2,458
Others	20	129	(29)	100	106
		125,714	(76,574)	49,140	67,045
		Consolidated
		Cost	Amortization	Carrying amount
	Rate (%)	2004	2004	2004	2003
Software implementation	25	118,852	(71,810)	47.042	65,525
Product development	20	7,697	(5,346)	2.351	2,459
Others	20	238	(109)	129	142
		126,787	(77,265)	49,522	68,126

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The Company reviewed its assumptions for the amortization of preoperating expenses incurred in the implementation of management software, reducing the amortization period from 5 to 4 years. This change in the amortization estimate results from the implementation of a new version of the software, which has been concluded on October, 2004. This change generated additional amortization for the period in the amount of R$11,656.

13 Loans and financing - Short-term

	Parent company		Consolidated
	2004	2003	2004	2003
Short-term
Foreign currency
Net working financing composed of prepayment subject to LIBOR variation for 6-month deposits (2.775% in December 2004) plus interest from 0.10% to 0.20% p.a., guaranteed by its own titles	160,833	-	437,329	-
Advanced collection relating to the receivables sold, with no interest	-	-	136,061	47,894
Credit lines for the development of foreign trade, with interest rates from 2.00% to 4.48% p.a., guaranteed by promissory notes or sureties	-	-	35,887	310,662
Export financing composed of prepayment subject to LIBOR variation for 6-month deposits (2.775% in December 2004) plus interest of 1.88% p.a., guaranteed by promissory notes or sureties	26,972	153,616	26,972	153,616
Currency swap contracts	15,424	33,652	15,424	33,652
Interest rate swap contracts	1,150	-	1,256	-
	204,379	187,268	652,929	545,824
Local currency
Rural credit lines and working capital loans with interest of 8.75% p.a.	155,118	194,338	155,118	194,338
Currency swap contracts	130,543	51,000	130,543	51,000
	285,661	245,338	285,661	245,338
	490,040	432,606	938,590	791,162

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Parent company		Consolidated
	2004	2003	2004	2003
Short-term portion of the long-term debt
Foreign currency

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, of which R$93,586 is subject to interest at the rate of 8.52% p.a., and R$35,636 at 9.05% p.a., guaranteed by real estate mortgages	129,222	177,605	129,222	177,605

Export financing composed of prepayment subject to LIBOR variation for 6-month deposits (2.775% in December 2004) and interest of 4.61% p.a. and a line focused on the incentive for foreign trade activities, plus annual interest of 5.60% p.a., guaranteed by promissory notes or sureties	236,874	284,645	238,824	284,645

BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINEM in the amount of R$12,088 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of R$20,292 subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.86%, guaranteed by mortgage bonds and real estate mortgage	32,380	47,436	32,380	47,436

Others	-	13,613	-	13,613

	398,476	523,299	400,426	523,299

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Parent company		Consolidated
	2004	2003	2004	2003
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, composed as follows: FINAME in the amount of R$ 8,434 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in December 2004) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$ 245,770 subject to TJLP (9.75% p.a. in December 2004) and interest of 3.89% p.a. and FINEM in the amount of R$ 16,823 subject to TJLP (9.75% p.a. in December 2004) and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages	271,036	134,073	271,036	134,073

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties	5,458	6,244	5,458	6,244

Others	34	300	34	300

	276,528	140,617	276,528	140,617

Short-term portion of long-term debt	675,004	663,916	676,954	663,916

Total short-term	1,165,055	1,096,522	1,615,544	1,455,078

At December 31, 2004 the weighted average interest on short-term loans was 7.06% p.a. (5.19% p.a. at December 31, 2003).

To enhance the presentation of the financial statements, the balances of advanced collection of receivables sold have been presented as loans and financings, previously presented in accounts payable. For comparability purposes, the December 31, 2004 balance in amount of R$ 47,894 was reclassified.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

14 Loans and financing - Long-term

	Parent company		Consolidated
	2004	2003	2004	2003
Foreign currency

Export financing composed of prepayment, payable in installments up to 2010, subject to LIBOR variation for 6-month deposits (2.775% in December 2004) plus annual interest of 4.61% p.a, and a line focused on the incentive for foreign trade, with an interest rate of 5.60% p.a., guaranteed by promissory notes or sureties	657,258	1,196,174	924,965	1,196,174

IFC (International Finance Corporation) funding in foreign currency for investments in property, plant and equipment, of which R$93,586 is subject to interest at the rate of 8.52% p.a. and R$35,636 at 9.05% p.a., guaranteed by real estate mortgages	129,222	177,605	129,222	177,605

BNDES (National Bank for Economic and Social Development), payable from 2005 to 2009, composed as follows: FINEM in the amount of R$45,730 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50% p.a. and FINAME EXIM in the amount of R$20,947 subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed annual interest of 3.86% p.a. guaranteed by mortgage bonds and real estate mortgages	66,677	107,985	66,677	107,985

Currency swap contracts	5,281	5,867	5,281	7,645
Others	-	13,613	-	13,613
	858,438	1,501,216	1,126,145	1,503,022

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Parent company		Consolidated
	2004	2003	2004	2003
Local currency
BNDES (National Bank for Economic and Social Development), credit lines for investments and exports, payable from 2005 to 2008, composed as follows: FINAME in the amount of R$18,546 subject to the Long-Term Interest Rate -TJLP (9.75% p.a. in December 2004) and interest of 3.30% p.a., FINAME-EXIM in the amount of R$364,710 subject to TJLP (9.75% p.a. in December 2004) and interest of 3.89% p.a. and FINEM in the amount of R$53,035 subject to TJLP (9.75% p.a. in December 2004) and interest of 3.49% p.a., guaranteed by mortgage bonds and real estate mortgages	436,309	415,185	436,309	415,185
PESA - Special Aid for Agribusiness payable from 2005 to 2020, subject to IGPM variation and annual interest of 9.76%, guaranteed by sureties	129,310	114,233	129,310	114,233
Currency swap contracts	65,174	128,513	65,174	128,513
Others	21,846	5,957	21,846	5,957
	652,639	663,888	652,639	663,888
	1,511,077	2,165,132	1,778,784	2,166,910
Short-term portion of long-term debt	(675,004)	(663,916)	(676,954)	(663,916)
Total long-term	836,073	1,501,216	1,101,830	1,502,994

The noncurrent portions of financings at December 31, 2004 mature as follows:

	Parent company	Consolidated
Maturity
2006	416,118	681,875
2007	91,465	91,465
2008	81,623	81,623
2009	62,047	62,047
2010 onwards	184,820	184,820
	836,073	1,101,830

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The International Finance Corporation - IFC funding involves certain restrictive covenants for distribution of dividends in addition to minimum mandatory dividends when obligations, such as certain consolidated financial ratios (current liquidity, long-term and total indebtedness), are not met. At December 31, 2003, the Company did not meet the obligation in connection with consolidated long-term indebtedness ratios, reclassifying for this reason the portion of long-term debt to short-term, a situation that has not changed for the year ended December 31, 2004.

15 Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

• Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;
• Payment of a bonus for time of service;
• Payment of indemnification for termination of service; and
• Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations.

16 Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the evaluation by the Company’s legal counsel, which considered that unfavorable outcomes are likely. Whenever necessary, judicial deposits were made, on December 31, 2004 an amount of R$ 77,908 (R$ 77,204 on the consolidated) are recorded.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The Company’s management believes that the provision for contingencies shown below is sufficient to cover any losses arising from legal proceedings.

	Parent company		Consolidated
	2004	2003	2004	2003
Tax proceedings	31,521	32,665	33,618	36,729
Civil proceedings	11,746	17,705	11,746	17,706
Labor proceedings	13,594	13,545	13,620	13,578
	56,861	63,915	58,984	68,013

Tax litigation
The main tax contingencies involve the following cases:

a.	Income and social contribution taxes on net income
Provision for income and social contribution taxes on net income amounting to R$6,833, recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002).

b.	State VAT (ICMS)

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$17,543.

c.	Other tax contingencies
Several cases related to payment of IOF (Tax on Financial Operations), PIS (Social Integration Program Tax), COFINS (Tax for Social Security Financing) and others totaling a probable loss of R$9,242.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

d.	Civil litigation

Represents principally proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

e.	Labor claims

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Amazonas (SUFRAMA), totaling a probable contingency estimated at R$17,543.

17 Shareholders’ equity

a.	Capital

Subscribed and paid-in capital is represented by the following shares with no par value, at December 31, 2004 and 2003:

Common shares	257,000,000
Preferred shares	426,000,000
Total shares	683,000,000
Preferred shares in treasury	(304,288)
Total outstanding shares	682,695,712

b.	Statutory reserves

Legal reserve In compliance with article 193 of Law 6404/76, the reserve was recorded at the rate of 5% of the net profit for the year, up to the limit of 20% of the capital.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Research and development reserve

It is recorded at the rate of 5% of the net profit for the year, up to the limit of 10% of capital.

Expansion reserve

It is recorded at least with 15% with a maximum of 60% of the net profit for the year, up to the limit of 70% of capital.

c.	Treasury stock

The Company’s treasury stock consists of 304 lots of 1,000 preferred shares acquired by R$198 for future sale and/or cancellation. At December 31, 2004 the market value corresponded to R$1,818.

d.	Shareholders’ remuneration

Preferred shares have no voting rights and have priority in the distribution of dividends, which are, at least, 10% higher than those attributed to common shares, in conformity with item I of article 17 of Law 6404/76, with the new wording of Law 9457/97. The corporate by-laws determine the distribution of a minimum dividend of 28% of the net income for the year, adjusted in accordance with article 202 of Law 6404/76.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The Company calculated interest on shareholders’ equity based on the benchmark interest rate (TJLP) in effect for the year in the amount of R$126,067 (R$127,885 in 2003). The minimum dividend was paid or credited as interest on shareholders’ equity, based on the following:

	2004	2003

Net income for the year	445,301	452,491
Legal reserve	(22,265)	(22,625)
Basis	423,036	429,866

Distribution to shareholders:
Interest on shareholders' equity (net of withholding tax of R$7,702) paid in advance on August 17, 2004	43,647	-

Interest on shareholders' equity (net of withholding taxes of R$14,540) recorded at December 31, 2004 to be paid on February 16, 2005	82,421	-

Interest on equity (net of withholding taxes of R$ 22,569), paid relatively to 2003	-	127,885

Total	126,068	127,885

Percentage in relation to the basis	29.80%	29.75%

Interest on shareholders' equity by 1,000 shares in Reais:
Preferred	R$191,21	R$193,98
Common	R$173,82	R$176,36

e.	Market value

The market value of Sadia S.A. shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$5.98 per thousand shares at December 31, 2004 (R$3.98 at December 31, 2003). Net equity on that date was R$2.63 per thousand shares (R$2.19 at December 31, 2003).

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

f.	Shareholders composition

Shareholders composition, until the natural person level, of Sadia S.A, which have more than 5% of ordinary stock, on December 31, 2004.

Shareholders	CS	%	PS	%	Total	%

Fundação Attilio F. X. Fontana	24,998,558	9.73	5,400,000	1.27	30,398,558	4.45
Osório Henrique Furlan (*)	14,378,172	5.59	557,127	0.13	14,935,299	2.19
Sunflower Participações S.A. (*)	32,018,789	12.46	-	-	32,018,789	4.69
Other shareholders' (*)	128,248,919	49.90	53,704,347	12.61	181,953,266	26.64
Bradesco Vida e Previdência S.A.	18,191,148	7.08	-	-	18,191,148	2.66
Other shareholders	39,164,414	15.24	366,034,238	85.92	405,198,652	59.33
Treasury stock	-	-	304,288	0.07	304,288	0.04
Total	257,000,000	100.00	426,000,000	100.00	683,000,000	100.00
(*) Shareholders' agreement participants

Shareholders composition of Sunflower Participações S.A. on December 31, 2004:

Shareholders	CS	%	PS	%	Total	%

Maria Aparecida Cunha Fontana	14,084,143	43.99	-	-	14,048,143	43.99
Attilio Fontana Neto	5,716,562	17.85	-	-	5,716,562	17.85
Walter Fontana Filho	6,739,660	21.05	-	-	6,739,660	21.05
Vânia Cunha Fontana	5,478,424	17.11	-	-	5,478,424	17.11
Total	32,018,789	100.00	-	-	32,018,789	100.00

Shareholders composition of Bradesco Vida e Previdência S.A on December, 31 2004:

Shareholders	CS	%	PS	%	Total	%

Bradesco Seguros S.A.	792,271,560	100.00	-	-	792,271,560	100.00
Total	792,271,560	100.00	-	-	792,271,560	100.00

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Shareholders composition of Bradesco Seguros S.A on December 31, 2004:

Shareholders	CS	%	PS	%	Total	%

Banco Bradesco S.A	625,331	99.47	-	-	625,331	99.47
Other shareholders	3,361	0.53	-	-	3,361	0.53
Total	628,692	100.00	-	-	628,692	100.00

Shareholders composition of Banco Bradesco S.A. on December 31, 2004:

Shareholders	CS	%	PS	%	Total	%

Cidade de Deus Cia. Comercial de Participações	114,301,296	47.95	510,540	0.22	114,811,836	24.20
Fundação Bradesco	31,387,307	13.17	11,839,617	5.02	43,226,924	9.11
Banco Bilbao Vizcaya Argentaria S.A	11,984,103	5.03	11,812,091	5.00	23,796,194	5.02
Banco Espírito Santo S.A.	16,061,429	6.74	43,845	0.02	16,105,274	3.39
Other shareholders	64,617,194	27.11	211,875,703	89.74	276,492,897	58.28
Total	238,351,329	100.00	236,081,796	100.00	474,433,125	100.00

Shareholders composition of Cidade de Deus Cia. Comercial de Participações on December 31, 2004:

Shareholders	CS	%	PS	%	Total	%

Nova Cidade de Deus Participações S.A.	2,204,062,098	44.22	-	-	2,204,062,098	44.22
Fundação Bradesco	1,629,622,730	32.69	-	-	1,629,622,730	32.69
Lia Maria Aguiar	417,744,408	8.38	-	-	417,744,408	8.38
Lina Maria Aguiar	417,744,408	8.38	-	-	417,744,408	8.38
Other shareholders	315,378,856	6.33	-	-	315,378,856	6.33
Total	4,984,552,500	100.00	-	-	4,984,552,500	100.00

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Shareholders composition of Nova Cidade de Deus Participações S.A. on December 31, 2004:

Shareholders	CS	%	PS	%	Total	%

Fundação Bradesco	85,895,018	46.30	196,575,069	98.35	282,470,087	73.29
Elo Participações S.A.	99,616,804	53.70	-	-	99,616,804	25.85
Caixa Beneficente dos Funcionários do Bradesco	-	-	3,301,691	1.65	3,301,691	0.86

Total	185,511,822	100.00	199,876,760	100.00	385,388,582	100.00

Shareholders composition of Elo Participações S.A. on December 31, 2004: No shareholders reaches, individually, more than 5% of the ordinary stock.

Shareholders	CS	PS	Total

Total	103,033,675	61,148,836	164,182,511

Stocks in possession of the Controllers, Council of Administration, Directors and of the Fiscal Council of the Sadia S.A. On December 31, 2004:

	CS	%	PS	%	Total	%

Controlling shareholders	177,150,621	68.93	52,784,813	12.39	229,935,434	33.67
Board of directors members (*)	1,604,497	0.62	7,706,144	1.81	9,310,641	1.36
Directors (*)	11,915	0.00	4,365,051	1.02	4,376,966	0.64
Fiscal council	1,629	0.00	528	0.00	2,157	0.00

Total	178,768,662		64,856,536		243,625,198

(*)Excludes shareholders who are members of the controller group

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

On December 31, 2003:

	CS	%	PS	%	Total	%

Controlling shareholders	175,115,891	68.14	51,283,739	12.04	226,399,630	33.15
Board of directors members (*)	8,208,978	3.19	6,014,347	1.41	14,223,325	2.08
Directors (*)	11,915	0.00	376,001	0,09	387,916	0.06
Fiscal council	1,629	0.00	528	0.00	2,157	0.00

Total	183,338,413		57,674,615		241,013,028

(*)Excludes shareholders who are members of the controller group

Outstanding stocks of Sadia S.A. on December 31, 2004:

	CS	%	PS	%	Total	%

Outstanding stocks	79,849,379	31.07	372,910,899	87.54	452,760,278	66.29

Total	257,000,000	100.00	426,000,000	100.00	683,000,000	100.00

18 Employees’ profit sharing

The Company concedes to its employees’ profit sharing plan, which depends on attaining specific targets, established and agreed at the beginning of each year. This plan has been approved by Administration Council of the Company and it has been registered by a formal agreement with Sindical Entities.

As of December 31, 2004, the Company changed the classification of the employees’ profit sharing, recording it as other operating expense. For comparability purposes, at December 31, 2003 R$141,300 at the Parent and R$141,793 at the consolidated were reclassified to the same account.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

19 Financial result

	Parent company		Consolidated
	2004	2003	2004	2003

Financial expenses
Interest	(251,167)	(352,759)	(323,850)	(341,066)
Monetary variations - Liabilities	(22,322)	(17,010)	(39,623)	(17,021)
Exchange variations - Liabilities	119,737	265,750	91,461	264,367
Others	(27,583)	(87,104)	(49,988)	(91,321)

	(181,335)	(164,123)	(322,000)	(185,041)
Financial income
Interest	151,926	252,224	268,940	443,299
Monetary variations - Assets	6,429	10,573	9,892	5,490
Exchange variations - Assets	(114,092)	(281,446)	(20,111)	(147,856)
Others	18,467	20,085	30,622	32,820

	62,730	1,436	289,343	333,753

Financial result, net	(118.605)	(162,687)	(32.657)	148,712

With the advent of the law 5164/04, management decided to reverse in the period ended September 30, 2004 the provision for Pis/Cofins on monetary variations of financial investments, in the gross amount of R$ 26 million, which has been recorded in other financial income (R$ 17, million, net of taxes).

During the second quarter of 2004, the Company sold its Brazilian debt investments (Brazil Global and Brazil C Bearer Bonds). These investments were part of the foreign subsidiaries investment funds portfolio. This operation reduces the exposure of the Company and its subsidiaries to the volatility of such titles. A result of this operation the Company recorded a loss of approximately R$ 110,000.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

20 Income and social contribution taxes

Income and social contribution taxes were calculated at applicable rates and a reconciliation with the income and social contribution taxes expenses, is shown below:

	Parent company		Consolidated
	2004	2003	2004	2003

Income before taxation/profit sharing	517,925	439,105	511,551	434,498
Interest on shareholders' equity	(146,714)	(145,310)	(146,714)	(145,310)

Income before income and social contribution taxes	371,211	293,795	364,837	289,188

Income and social contribution taxes at nominal rate - 34%	(126,212)	(99,890)	(124,046)	(98,324)

Adjustment to calculate the effective rate

Permanent differences:
Equity in earnings of subsidiaries	35,111	119,160	31,650	114,950
Interest on shareholders' equity of subsidiaries	-	-	1,370	1,367
Others	6,896	(376)	6,767	(569)
Provision for income and social contribution taxes on foreign subsidiary
	11,581	(5,508)	11,581	(5,508)

Income and social contribution taxes at effective rate	(72,624)	13,386	(72,678)	11,916

21 Risk management and financial instruments

The Company’s operations are exposed to market risks, principally in relation to exchange rate variations, credit risk and grain purchase prices. These risks are monitored by the Risk Management Area that uses a specific system to calculate the “VAR -Value at Risk”, and permanently monitored by the finance committee, composed of members of the Board of Directors and other finance executives of the Company, who are responsible for defining the Board’s risk management strategy by determining the position and exposure limits. In December 31, 2004 the Value at Risk (VAR) of the financial assets and liabilities, for one year, with a 95% of confidence rating, represents R$ 81,274 (non-audited information).

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

a.	Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency and by derivative financial instruments, such as rate swaps (dollar to CDI) and future market agreements, in addition to receivables in U.S. dollars from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars and Euros), as a form of mitigating exchange rate risk. The nominal amounts of these contracts are not recorded in the financial statements.

The results of the operations in the currency futures market, realized and not financially settled and the daily adjustments of currency futures contracts from the Future and Commodities Exchange - BM&F in December 31, 2004, are recorded in the financial statements as “Amounts receivable from futures contracts” and “Amounts payable for futures contracts”.

Unearned income from contracted operations with future maturities is not recognized in the financial statements. The market value of these contracts, if they were settled at December 31, 2004, would give rise to a gain of approximately R$46,206

The Company exchange variation exposition (mainly in US dollars) are shown below

	Consolidated
	2004	2004
Assets and liabilities in foreign currency
Cash and short-term investments	1,309,414	1,369,133
Amounts receivable from futures contracts	196,061	71,347
Trade accounts receivable	155,020	254,982
Loans and financing	(1,779,074)	(2,000,952)
Swap contracts (dollar for CDI)	585,206	990,107
Suppliers	(23,655)	(31,091)
Amounts payable for futures contracts	(201,616)	(8,153)

	241,356	645,373

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Consolidated hedge contracts outstanding at December 31, 2004 with their respective payment schedules are as follows:

Derivative instruments	Position	Payment schedule
	12/31/2004	2005	2006	2007	2008

Currency swap contracts
Base value - R$	585,206	421,852	141,070	12,908	9,376
Base value - US$	207,586	148,707	51,375	4,347	3,157

Receivables/payables
Asset	51,499	29,479	22,020	-	-
Liability	(216,422)	(145,967)	(66,383)	(2,359)	(1,713)

Rate swap contracts
Base value - R$	286,455	286,455	-	-	-
Base value - US$	107,917	107,917	-	-	-

Amount payable	1,256	1,256	-	-	-

Futures contracts - US dollars
Long position - US$	307,250	307,250	-	-	-
Short position - US$	660,250	660,250	-	-	-
Options (Zero Cost) - US$	25,000	25,000	-	-	-

Futures contracts - Euros
Long position - Euro	25,000	25,000	-	-	-
Short position - Euro	25,000	25,000	-	-	-

Future market contracts
Receivable	196,061	196,061	-	-	-
Payable	(201,616)	(201,616)	-	-	-

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

b.	Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments. The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios. Generally, the Company does not require a guarantee for domestic accounts receivable.

An allowance for doubtful accounts was established for the receivable where management considers that there exists a risk of it not being received. The expenses with doubtful receivable totaled R$7,143 in the year ended December 31, 2004 (R$5,030 at December 31, 2003).

c.	Grain purchase price risks

The Company’s operations are exposed to the volatility in prices of grain (corn and soybean) used in the preparation of fodder for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others. The Company maintains a risk management strategy based on its inventory policy through physical control, which includes purchases in advance in harvest periods aligned with future market operations.

d.	Estimated market values

Financial assets and liabilities are presented in the financial statements balance sheet at cost plus accrued income and expenses and are stated according to their corresponding expected realization or settlement.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

The market value of the derivatives at December 31, 2004, estimated based on market price quotations for similar contracts, approximated corresponding book values. Estimated market values of financial instruments as compared to accounting balances are presented in the table below:

	Consolidated
	2004		2003
	Book value	Market value	Book value	Market value

Cash and cash equivalents	155,600	155,600	230,403	230,403
Short-term investments - Local currency	1,012,175	1,012,175	1,078,790	1,078,790
Short-term investments - Foreign currency	1,238,350	1,251,066	1,301,768	1,302,726
Trade accounts receivable	358,857	358,857	487,705	487,705
Loans and financing	2,717,374	2,712,685	2,966,225	2,966,225
Suppliers	487,654	487,654	377,849	377,849
Futures contracts, net	(5,555)	(5,555)	63,194	63,194

e.	Financial indebtedness

	Consolidated
	2004			2003
	Currency			Currency
	Local	Foreign	Total	Local	Foreign	Total

Assets
Cash and cash equivalents	84,536	71,064	155,600	91,691	138,712	230,403
Short-term investments	751,948	1,216,330	1,968,278	981,649	1,090,602	2,072,251
Accounts receivable from future contracts	-	196,061	196,061	-	71,347	71,347
Total current assets	260,227	22,020	282,247	97,141	139,819	236,960

Total Assets	1,096,711	1,505,475	2,602,186	1,170,481	1,440,480	2,610,961

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	Consolidated
	2004			2003
	Currency			Currency
	Local	Foreign	Total	Local	Foreign	Total

Liabilities
Short-term financing	562,189	1,053,355	1,615,544	385,955	1,069,123	1,455,078
Accounts paybles from future contracts	-	201,616	201,616	-	8,153	8,153
Swap contracts - short-term	421,852	(421,852)	-	416,135	(416,135)	-

Total current liabilities	984,041	833,119	1,817,160	802,090	661,141	1,463,231

Long-term Financing	376,111	725,719	1,101,830	523,271	979,723	1,502,994
Swap contracts - long-term	163,354	(163,354)	-	573,972	(573,972)	-

Total noncurrent liabilities	539,465	562,365	1,101,830	1,097,243	405,751	1,502,994

Total liabilities	1,523,506	1,395,484	2,918,990	1,899,333	1,066,892	2,966,225

Financial income (expenses), net	(426,795)	109,991	(316,804)	(728,852)	373,588	(355,264)

22 Insurance (not audited)

The Company and its subsidiaries have adopted a policy of maintaining insurance coverage at levels that management considers adequate to cover any risks related to liability or damages involving their assets. Due to the characteristics of the operations carried out in multiple locations, management takes out insurance for maximum possible loss in a single event, which covers fire, comprehensive general liability and miscellaneous risks (storms, lightning and floods). The Company also takes out insurance for the transportation of goods, personal injury and vehicles.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

23 Private pension plan

a.	Defined benefit plan

The Company and its subsidiary Concórdia S.A. C.V.M.C.C. are the sponsors of a defined contribution social security plan for employees managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security. The supplementary benefit is updated on the same base date and in accordance with the rates applicable to the main activity category of the Company, discounting real gains.

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for the supplementary disability compensation. The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

At December 31, 2004 and 2003, the parent company contributions totaled R$2,018 and R$1,892 respectively, and the consolidated contributions, R$2,058 and R$1,908, respectively.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At December 31, 2004 the Foundation had a total of 24,174 participants (26,769 on December 31, 2003), of which 20,775 were active participants (23,486 on December 31, 2003).

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

Information on the actuarial calculation of the social security plan is presented below:

	2004	2003

Composition of net assets
Present value of the actuarial liabilities	580,504	561,366
Fair value of plan assets	(904,695)	(756,642)
Unrecognized actuarial losses	187,654	74,870

Net actuarial assets	(136,537)	(120,406)

Reconciliation of present liability value
Liability value at the beginning of the year	561,366	469,687
Gross current cost of services (with interest)	22,709	16,806
Interest in actuarial liabilities	62,004	51,855
Benefits paid during the year	(26,921)	(24,096)
Liabilities - (gains)/losses	(38,654)	47,114

Liabilities value at the end of the year	580,504	561,366

Reconciliation of fair value of assets
Fair value of assets at the beginning of the year	756,642	545,770
Benefits paid during the year	(26,921)	(24,096)
Participant contributions during the year	5,933	5,955
Sponsor contributions made during the year	2,249	2,071
Assets earnings for the year	166,792	226,942

Fair value of assets at the end of the year	904,695	756,642

Calculation of (gains)/losses
Value of losses at the beginning of the year	(74,870)	38,899
Losses in actuarial liabilities	(38,654)	47,114
Gains in plan assets	(74,391)	(160,410)
Gains in employee contributions	261	(473)

(Gains)/losses at the end of the year	(187,654)	(74,870)

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

	2004	2003
Actuarial assumptions adopted in the calculation
Nominal discount rate for actuarial liabilities	11.30%	11.30%
Expected nominal earnings rate on assets	12.35%	12.35%
Estimated nominal growth rate for salaries	7.10%	7.10%
Expected nominal growth rate for benefits	5.00%	5.00%
Biometric table of general mortality	AT83
Biometric table of disability leave	TASA 1927
Expected rotation rate	3% py
Probability of applying for retirement	55 years

The actuarial asset has not been recognized in the sponsor’s financial statements due to the lack of prospect of realization.

b.	Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary social security plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries. Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1.5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually. The contributions made by the Company at December 31, 2004 and 2003 totaled R$1,439 and R$599 respectively. As of December 31, 2004 this plan had 11,927 participants (7,516 in December 31, 2004).

c.	Actuarial asset reversal

With the object of increasing the visibility of Sponsor Company commitment to Social Security Funds, the Brazilian Securities Commission - CVM published Resolution nº 371 on December 13, 2000. The Resolution requires the recording of employee benefits and is aimed principally at recognizing the actuarial liabilities resulting from these benefits.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

At December 31, 2001, the Company officially recognized the actuarial asset, as prescribed by Resolution N° 371 and not applicable to the long-term, in compensation of shareholders’ equity and without effecting the result for that year. The effect on shareholders’ equity after taxes was an increase of R$ 70,541. This asset was recorded based on the prospect of its realization through the future reduction in Foundation contributions. During 2002 and 2003, the Company reduced its contributions to the Foundation to the minimum prescribed by legislation. However, the plan assets continued to have a high valuation, principally the portfolio shares, which have generated an even higher actuarial surplus and made the realization of the assets recorded in 2001 improbable.

In this way, Sadia decided to reverse the initial adjustment of the actuarial asset in the amount of R$70,541, net of income and social contribution taxes as an offset to shareholders’ equity without affecting 2003 results. With the support of the technical consultation performed by the CVM (process number RJ2003/12478), Management decided that the direct reversal in shareholders’ equity instead of the annual results was the best way to correctly interpret the instruction and reflect the present operational situation of the Company without affecting its results and consequently its shareholders, who could have been affected in case of recording profits and losses, which would in turn reduce the results for the fiscal year.

24 Subsequent events

a.	Acquisition

As communicated to the market on December 22, 2004 Sadia S.A., pursuing to improve its presence in the central part of the country, acquired on January 3, 2005, 100% of the shares of Só Frango Produtos Alimentícios Ltda. for US$26.5 million, which will be paid out of the Company’s own resources. Só Frango has budgeted sales of R$220 million for 2004 and a capacity of 150 thousand poultry/day with 1,700 employees. In the next 5 years, Sadia intends to increase this capacity to 400 thousand poultry/day, which will generate 4,000 direct jobs at Só Frango and around 12,000 indirect jobs.

Sadia S.A. Publicly-held Company Notes to the financial statements (In thousands of Reais)

b.	Subsidiary discontinuing

In January 2005, Sadia S.A. and its joint venture partner in the investment Concórdia Foods Ltd., which had an objective to attend the retail and food service in the United Kingdom and Ireland, decided to discontinue the activities of this company. This decision did not generate any obligation to any party.

The business previously performed by Concórdia Foods Ltd. is now performed by Sadia U.K. Ltda.

Sadia S.A.

Board of Directors

Romano Ancelmo Fontana Filho	Chairman
Osório Henrique Furlan	Vice President
Walter Fontana Filho	Member
Sérgio Fontana dos Reis	Member
Marise Pereira Fontana Cipriani	Member
Alcides Lopes Tápias	Member
Vicente Falconi Campos	Member
Roberto Faldini	Member
Everaldo Nigro dos Santos	Member
Francisco Silverio Morales Cespede	Member
Norberto Fatio	Member

Officers

Walter Fontana Filho	Chief Executive Officer
Eduardo Fontana D'Ávila	Industrial Director
Gilberto Tomazoni	Marketing and Sales Director
Luiz Gonzaga Murat Júnior	Chief Financial Officer and Investor Relations Director
Flávio Riffel Schmidt	Information Technology Director
Alfredo Felipe da Luz Sobrinho	Institutional and Legal Relations Director
Adilson Serrano Silva	Human Resources Director
Alexandre de Campos	International Sales Director
Antonio Paulo Lazzaretti	Development of Processes and Products Director
Artêmio Fronza	Grain and Fodder Purchase Director
Flávio Luís Fávero	Industrialized Production Director
Gilberto Meirelles Xandó Baptista	Marketing Director
Guilhermo Henderson Larrobla	International Sales Director - Middle East
José Augusto Lima de Sá	Intenational Relations Director
Paulo Francisco Alexandre Striker	Logistics Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	Sales Director
Valmor Savoldi	Supply Director
Cláudio Lemos Pinheiro	Corporate Controllership Manager
Jairo Aldir Wurlitzer	Accounting Manager CRC/SC 13.937
Giovanni F. Lipari	Accountant CRC 1SP201389/0-7